CHINA FINANCE ONLINE CO. LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING ORDINARY SHARES OF CHINA FINANCE ONLINE CO. LIMITED

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

Ordinary Resolutions

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Resolution 1	☐	☐	☐	Resolution 4	☐	☐	☐	Resolution 6	☐	☐	☐
Resolution 2	☐	☐	☐	Resolution 5	☐	☐	☐	Resolution 7	☐	☐	☐
Resolution 3	☐	☐	☐								

Mark box at right if you wish to give a discretionary proxy to a member or members designated by the Company. ☐

PLEASE NOTE: Marking this box voids any other instructions marked above.

Address Change ☐ Mark box, sign and indicate changes/comments below:

Sign Below Date:____________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

ORDINARY RESOLUTIONS

1. To re-elect Rongquan Leng as a Director.
2. To re-elect Jun Wang as a Director.
3. To approve the appointment of Grant Thornton China as independent auditors of the Company for a term ending on the date of our next annual general meeting of shareholders to be held in 2015 and to authorize the board of directors to determine their remuneration.
4. To consider and approve the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2013 together with the Report of Auditors thereon as required by Hong Kong law, which can be accessed through our website at *http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual* starting from May 6, 2014, or through the website of the Securities and Exchange Commission, or the SEC, at *www.sec.gov*, starting from May 6, 2014, and the Report of Directors, which can be accessed through our website at *http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-sec* starting from May 30, 2014, or through the website of SEC, at *www.sec.gov*, starting from May 30, 2014.
5. To consider and approve the Company's 2014 Stock Incentive Plan *("**2014 Plan**")* and authorize our board of directors to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect of the 2014 Plan including without limitation:
   (a) administering the 2014 Plan and granting awards under the 2014 Plan;
   (b) modifying and/or amending the rules of the 2014 Plan from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2014 Plan relating to modification and/or amendment; and
   (c) issuing and allotting from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the awards granted under the 2014 Plan upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company's shareholders in an extraordinary general meeting of the shareholders.
6. To consider and approve the amendment to the Company's 2007 Equity Incentive Plan *("**Amended 2007 Plan**")* and authorize the directors of the Company to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect of the Amended 2007 Plan including without limitation:
   (a) administering the Amended 2007 Plan and granting awards under the Amended 2007 Plan;
   (b) modifying and/or amending the rules of the Amended 2007 Plan from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Amended 2007 Plan relating to modification and/or amendment; and
   (c) issuing and allotting from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the awards granted under the Amended 2007 Plan upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company's shareholders in an extraordinary general meeting of the shareholders.
7. To authorize our board of directors to exercise all the powers of the Company (a) to allot, issue or deal with additional (1) ordinary shares or (2) preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of: (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company's shareholders in an extraordinary general meeting of the shareholders *("**Relevant Period**")*; and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the Relevant Period.

and, in their discretion, upon such other matter or matters that may properly come before the meeting and any postponement(s) or adjournment(s) thereof.

China Finance Online Co. Limited
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64507, St. Paul, MN 55164-0507

Voting Instruction Card

JPMorgan Chase Bank, N.A., (the "Depositary") has received advice that the Annual General Meeting (the "Meeting") for holders of Ordinary Shares of China Finance Online Co. Limited (the "Company") will be held at the offices of the Company, 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100033 China, on Friday, June 27, 2014, at 10:00 a.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADSs FOR or AGAINST or to ABSTAIN from voting the Resolutions proposed, or any of them, at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a designated member or members of the Board of Directors of the Company. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., June 24, 2014. Only the registered holders of record at the close of business on May 27, 2014, are entitled to execute the attached Voting Instruction Card.

The signatory, a holder of record as of the close of business on May 27, 2014 of ADSs representing Ordinary Shares of the Company, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company, represented by ADSs, registered in the name of the signatory, at the Meeting of the Company.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If the signatory marks the box to indicate that the signatory wishes to give a discretionary proxy to a designated member or members of the Board of Directors, the underlying shares represented by the signatory's ADSs will be voted by such person in his or her discretion. If this Voting Instruction Card is signed and dated but no direction is given, or if no properly completed Voting Instruction Card is actually received by the Depositary before 12:00 p.m., June 24, 2014 or in the manner required, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is Mr. Zhiwei Zhao CEO of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your ADSs and with full power to each of substitution.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., June 24, 2014.

Our annual report on Form 20-F containing consolidated financial statements as of and for the fiscal year ending December 31, 2013, and the Notice of the Meeting and proxy statement can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-agm

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.